# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Altus Power, Inc., CIK 0001828723
CUSIP: 02217A102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2200 ATLANTIC STREET, 6TH FLOOR, 2200 ATLANTIC STREET, 6TH FLOOR, STAMFORD, Connecticut (CT), 06902
Date of event which requires filing of this statement: 02/07/2025
Amends the filing with accession number 0001193125-21-353071
Filed by CIK 0001482018
Persons authorized to receive notices and communications: Lars Norell, c/o Street Captial, 1 Park Avenue, Old Greenwich, Connecticut (CT), 06870, 203-637-4400

## Reporting persons
- NORELL LARS (CIK 0001482018): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,598,766; shared voting power 0; sole dispositive power 6,598,766; shared dispositive power 0; aggregate amount beneficially owned 6,598,766 (4.1% of the class)
  Comment: The shares listed in rows 7 and 9 include 6,476,118 shares held by Start Capital LLC, for which Mr. Norell is the managing member.
  The percentage in line 13 is calculated based upon 159,999,752 shares of the issuers Class A Common Stock reported to be outstanding as of February 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Altus Power, Inc.
Address of issuer's principal executive offices: 2200 ATLANTIC STREET, 6TH FLOOR, 2200 ATLANTIC STREET, 6TH FLOOR, STAMFORD, Connecticut (CT), 06902
Comment: This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by Lars Norell relating to the Class A common stock, par value $0.0001 per share (the "Common Stock"), of Altus Power, Inc., a Delaware corporation (the "Issuer"), on December 10, 2021, as amended by Amendment No. 1 filed with the SEC on December 31, 2024 (the "Schedule D").

## Item 2. Identity and Background
Name of person filing: This Amendment No. 2 is being filed by Lars Norell (the "Reporting Person").
Residence or business address: The business address for the Reporting Person is c/o Start Capital LLC, 1 Park Avenue, Old Greenwich, CT 06870.
Present principal occupation or employment: The Reporting Person is the Manager of Start Capital LLC, an investment company with offices at 1 Park Avenue, Old Greenwich, CT 06870.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person sold an aggregate of 11,094,547 shares of Common Stock in the open market in a series of transactions between February 6 and February 11, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Reference to percentage of ownership of the Common Stock in this Amendment No. 2 is based on 159,999,752 shares of Common Stock outstanding as of February 5, 2025, as reported in the Agreement and Plan of Merger dated as of February 5, 2025, by and among the Issuer, Avenger Parent, Inc. ("Parent"), and Avenger Merger Sub, Inc., a wholly owned subsidiary of Parent.

As of the date of this Amendment No. 2, Mr. Norell is the beneficial owner of 6,598,766 shares of Common Stock (approximately 4.124% of the outstanding Common Stock), 122,648 of which are held directly and 6,476,118 of which are held by Start Capital LLC, for which the Reporting Person is the managing member. Excludes shares held in trusts for the benefit of his children, over which a third party has sole voting and dispositive power.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Norell has sole voting and dispositive power over the shares beneficially owned by him.
Transactions in the class effected during the past sixty days:
The following transactions have occurred within the last 60 days:

Date Of Sale Number of Price Per Notes
Shares Share
02/06/2025 12,482 $4.90 (1)
02/02/2025 7,987,518 $4.869 (2)
02/10/2025 1,646,936 $4.865 (3)
02/11/2025 1,447,611 $4.865

(1) Represents a weighted average price. Shares were sold in multiple transactions at prices ranging from $4.87 to $4.90.
(2) Represents a weighted average price. Shares were sold in multiple transactions at prices ranging from $4.86 to $4.88.
(3) Represents a weighted average price. Shares were sold in multiple transactions at prices ranging from $4.86 to $4.87.

All of the above transactions were made in open market transactions.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock as of February 11, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Limited Power of Attorney (incorporated herein by reference to Exhibit No. 99.1 filed with the Schedule 13D/A on December 31, 2024.)

## Signatures
- NORELL LARS: Lars Norell, Gioia Gentile, Attorney in Fact (02/11/2025)